Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
May 13, 2009
Registration Statement No. 333-158739

DUFF & PHELPS CORPORATION

Final Term Sheet

This free writing prospectus relates to the offering of shares of Duff & Phelps Corporation's (the "Company," "we" or "our") Class A common stock, as described in the Company's Preliminary Prospectus Supplement, dated May 5, 2009 (the "Preliminary Prospectus Supplement"), and should be read together with the prospectus contained in the Registration Statement on Form S-3 filed by the Company on April 24, 2009 and the Preliminary Prospectus Supplement.

Issuer:	Duff & Phelps Corporation
Class A common stock offered:	7,000,000 shares
Over-allotment option to purchase additional shares:	1,050,000 shares
Common stock to be outstanding immediately after completion of this offering(1):
22,887,770 shares of Class A common stock (23,937,770 shares if the underwriters exercise their option to purchase additional shares in full)

17,301,251 shares of Class B common stock (16,251,251 shares if the underwriters exercise their option to purchase additional shares in full)

Public offering price:	$14.75 per share
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(1) The number of shares of Class A common stock that will be outstanding after this offering is based on the number of shares outstanding at May 10, 2009.

USE OF PROCEEDS

Our net proceeds from the sale of our Class A common stock in this offering, after deducting offering expenses and the underwriting discounts payable by us, will be approximately $97.5 million ($112.3 million if the underwriters exercise their option to purchase additional shares in full).  We intend to use the net proceeds from this offering, (i) to repay $42.4 million of outstanding borrowings under our credit agreement and (ii) to redeem approximately $51.6 million of New Class A Units held by Lovell Minnick and its affiliates and Vestar and its affiliates (at a price per unit equal to the public offering price per share).  Of this amount, we expect that approximately $23.6 million will be redeemed from Vestar and its affiliates (representing approximately 24% of its New Class A Units) and approximately $28.0 million will be redeemed from Lovell Minnick and its affiliates (representing approximately 34% of its New Class A Units).  One of our directors, Sander M. Levy, is affiliated with Vestar.  Jeffrey D. Lovell and Robert M. Belke, also members of our board of directors, are affiliated with Lovell Minnick.  Noah Gottdiener, our Chairman and Chief Executive Officer, Gerard Creagh, our President, and Harvey Krueger, one of our independent directors, are members in a limited liability company managed by Vestar, which owns New Class A Units, a portion of which will be redeemed in connection with this offering.  As a result, Messrs. Gottdiener, Creagh, and Krueger are each expected to receive approximately $53 thousand, $53 thousand and $42 thousand, respectively, as a result of such redemptions.  Any excess proceeds will be used by the Company for general corporate purposes.

If the underwriters exercise their over-allotment option to purchase additional shares, the additional proceeds will be used to redeem New Class A Units held by our employees, including certain of our executive officers, directors and entities affiliated with our directors. In the event that the underwriters exercise the over-allotment option in full, approximately $14.7 million of New Class A Units held by our employees will be redeemed (at a price per unit equal to the public offering price), of which approximately $2.8 million will be redeemed from Mr. Gottdiener, approximately $1.0 million will be redeemed from Mr. Creagh, approximately $0.7 million will be redeemed from Jacob Silverman, our Executive Vice President and Chief Financial Officer, approximately $0.3 million will be redeemed from Brett Marschke, our Executive Vice President and Chief Operating Officer, approximately $0.2 million will be redeemed from Edward Forman, our Executive Vice President, General Counsel, and Secretary, and approximately $0.1 million will be redeemed from Mr. Krueger.  In the event that the underwriters do not exercise their over-allotment option in full, we will reduce each employee’s redemption amount on a pro rata basis.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1 (866) 471-2526.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this free writing prospectus is accurate or complete. Any representation to the contrary is a criminal offense.